March 23, 2017

VIA HAND DELIVERY AND EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Mail Stop 7010

Washington, D.C. 20549-6628

Attn: Mr. Brad Skinner, Division of Corporation Finance

Re:	Atwood Oceanics, Inc.
Form 10-K for the Fiscal Year ended September 30, 2016
Filed November 15, 2016
File No. 001-13167

Dear Mr. Skinner:

With respect to the comments of the staff to the captioned filing (the “Staff”), on behalf of Atwood Oceanics, Inc. (the “Company”), we submit the following responses to your letter dated March 9, 2017, relating to the Company’s Form 10-K for the year ended September 30, 2016. The captions and numbers set forth in this letter correspond to the captions and numbers included in the Staff’s letter of March 9, 2017. For your convenience, we are enclosing a copy of your March 9, 2017 letter.

Form 10-K for the fiscal year ended September 30, 2016

Financial Statements and Supplementary Data, page 45

Notes to Consolidated Financial Statements, page 52

Note 3 – Property and Equipment, page 57

Impairments

1.	Provide us, as supplemental information, reasonably detailed summaries of the impairment testing performed at September 30, 2016. The summaries should show the carrying values and estimated cash flows of each asset tested for impairment. For each summary, tell us the values used for each of the significant assumptions identified in your footnote, and explain, in reasonable detail, the basis for each assumed value.

Response

Enclosed with this letter please find a memorandum and supplemental information captioned “Schedule I” with respect to impairment testing performed at September 30, 2016, as requested. Pursuant to Rule 418 under the Securities Act of 1933, as amended, and Rule 12b-4 under the Securities Exchange Act of 1934, as amended (collectively, the “Confidential Treatment Rules”), we are requesting that such supplemental information be returned to us or destroyed upon completion of your review and that, pending its return or destruction, it be withheld from release. We further request that the Freedom of Information Act officer of the Commission accord such supplemental information (but not, for the avoidance of doubt, the responses set forth in this letter) confidential treatment under the rules of the Commission.

2.	Explain to us how the assumptions used in your impairment testing performed at September 30, 2016 compare to corresponding assumptions used in developing other information used by you for comparable periods, such as internal budgets and projections, accruals related to incentive compensation plans, or information communicated to others. See FASB ASC paragraph 360-10-35-30.

Response

We advise the Staff that, to the extent that any category or type of assumption used for impairment testing, is also used as a category or type of assumption in internal budgets and projections, the values and assumptions used for both purposes are consistent. In addition, to the extent any category or type of assumption used for impairment testing is also used as an assumption underlying any earnings, revenue or cost forecasts or projections previously communicated publicly, such values and assumptions are the same.

With respect to long-term incentive compensation plans, we value our grants of restricted stock units (RSU) and performance-based restricted stock units (PSU) based on the grant date fair value of such awards in accordance with Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC) Topic 718. The grant date fair value of RSUs is based on the market price of our common stock on the date of grant. The grant date fair value of the PSUs is determined through use of the Monte Carlo simulation method. The Monte Carlo simulation method requires the use of assumptions, including the price and the expected volatility of our and our self-determined peer group companies’ stock, risk free rate of return, dividend yields and cross-correlations between our and our peer group companies’ stock. In calculating grant date fair value for either long-term incentive award, we do not use any of the categories or types of assumptions that are used for impairment testing. Accruals in respect of short-term incentive awards are made on a short-term basis only after the compensation committee of our board of directors has made a final determination of the payout for such awards and before such payments are actually made. Such accruals are based solely on the amount of the payout determined by the compensation committee, and are not based on any of the categories or types of assumptions that are used for impairment testing. Accordingly, neither an impairment charge with respect to our rigs nor the lack thereof has any impact on the amounts accrued in respect of our long-term or short-term incentive compensation arrangements.

3.	For each of the assets tested for impairment at September 30, 2016, tell us the date of the most recent prior impairment test. Additionally, tell to us how the assumptions used in the impairment testing performed at September 30, 2016 compare to corresponding assumptions used in the most recent prior impairment test.

Response

At September 30, 2016, in accordance with FASB ASC Topic 360, we tested each of our drilling rigs for impairment. Prior to September 30, 2016, and of the drilling rigs tested at September 30, 2016, we tested for impairment the Atwood Condor, Atwood Osprey, Atwood Achiever, Atwood Manta and Atwood Mako at September 30, 2015. At September 30, 2015, events and circumstances that triggered review for impairment were asset specific, including, but not limited to, certain drilling rigs concluding work on contracts at or near September 30, 2015 with no identified follow on work in the near term. Prior to 2015, given the age of our fleet and previous more favorable market conditions and outlook, none of our other rigs outside of the above five listed had previously triggered an impairment test. At September 30, 2016, events and circumstances that triggered review for impairment were present fleet-wide, including, but not limited to, the continued reduction by exploration and production companies of capital spending for offshore drilling projects and the continued increase in rig supply as work on contracts concluded or clients terminated contracts at a greater rate than the availability of new contracts.

Enclosed with this letter please find the memorandum discussed above and supplemental information captioned “Schedule II” which includes a summary of the assumptions used in the impairment testing performed at September 30, 2016 as compared to corresponding assumptions used in the most recent impairment testing performed at September 30, 2015, with respect to the Atwood Condor, Atwood Osprey, Atwood Achiever, Atwood Manta and Atwood Mako. Pursuant to the Confidential Treatment Rules, we are requesting that such supplemental information be returned to us or destroyed upon completion of your review and that, pending its return or destruction, it be withheld from release. We further request that the Freedom of Information Act officer of the Commission accord such supplemental information (but not, for the avoidance of doubt, the responses set forth in this letter) confidential treatment under the rules of the Commission.

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Should you have any questions regarding this matter, please contact the undersigned at (281) 749-7800. Thank you for your assistance.

Very truly yours,

ATWOOD OCEANICS, INC.

By:	/s/ Mark W. Smith
	Name:	Mark W. Smith
	Title:	Senior Vice President, Chief Financial Officer